EXHIBIT 99.1

Aptose to Present at the 2016 RBC Capital Markets Global Healthcare Conference

SAN DIEGO and TORONTO, Feb. 18, 2016 (GLOBE NEWSWIRE) -- Aptose Biosciences Inc. (NASDAQ:APTO) (TSX:APS), a clinical-stage company developing new therapeutics and molecular diagnostics that target the underlying mechanisms of cancer, today announced that William G. Rice, Ph.D., Chairman, President and Chief Executive Officer, will present at the 2016 RBC Capital Markets Global Healthcare Conference at 10:00 a.m. ET on Wednesday, February 24, 2016 in New York City.

A live webcast of the fire-side chat can be accessed by visiting:

http://www.veracast.com/webcasts/rbc/healthcare2016/74205320763.cfm

The audio webcast will be archived shortly after the live event and will be available for 30 days through the Aptose website at www.aptose.com.

About Aptose Biosciences

Aptose Biosciences is a clinical-stage biotechnology company committed to discovering and developing personalized therapies addressing unmet medical needs in oncology. Aptose is advancing new therapeutics focused on novel cellular targets on the leading edge of cancer research coupled with validated biomarkers to identify the optimal patient population for our products. The company's small molecule cancer therapeutics pipeline includes products designed to provide additive or synergistic efficacy with existing anti-cancer therapies and regimens without overlapping toxicities. Aptose Biosciences Inc. is listed on NASDAQ under the symbol APTO and on the TSX under the symbol APS. For further information, please visit www.aptose.com.

For further information, please contact:

Aptose Biosciences Inc.
Greg Chow, CFO
647-479-9828
gchow@aptose.com

BCC Partners
Karen L. Bergman or Susan Pietropaolo
650-575-1509 or 845-638-6290
kbergman@bccpartners.com or spietropaolo@bccpartners.com